Exhibit 10.1

June 22, 2023

Anthony Casarez CNIM

President

Innovation Neuromonitoring LLC

Dear Mr. Casarez,

By means of this Letter of Intent (this “LOI”), Assure Holdings Corp. (“AHC”), on behalf of its to be formed subsidiary (“Purchaser”) wishes to express its interest to purchase the assets (the “Transaction”) of Innovation Neuromonitoring LLC, (“Innovation”). Innovation and Purchaser may each be referred to herein as, a “Party” and collectively as, the “Parties” to this LOI.

The following terms and conditions are intended to establish the core business and legal terms of the prospective Transaction. The terms and conditions of this LOI shall be binding, unless otherwise expressly stated herein.

1.	Transaction: The Parties anticipate the Transaction taking the form of an asset purchase. Notwithstanding, in the event AHC determines, during the course of its due diligence review, that an equity purchase transaction would better achieve the Parties goals and objectives with respect to the contemplated business transactions, the Parties agree to structure the Transaction as an equity purchase. In such event, the terms and conditions outlined herein shall be included, to the extent possible, and additional and customary terms and conditions shall be included in the definitive agreements to achieve the intent of the Parties.

2.	Purchased Assets: Purchaser will purchase certain assets of Innovation (those assets expressly included under the Definitive Agreement, as defined below) currently used and/or necessary for the business operations as currently conducted by Innovation (the “Purchased Assets”), including, without limitation, five (5) IONM monitoring machines, computer records, customer lists, books and records, goodwill, materials, supplies, transferable licenses, business names, contract rights (other than contracts excluded under the Definitive Agreement), software and software licenses (to the extent assignable), trade secrets, trademarks, patents, intellectual property, tradenames, telephone numbers, websites, domain names, email addresses and other assets used in connection with the operation of Innovation, along with all on-hand inventory, to be delivered free and clear of all liens and indebtedness. The Purchased Assets shall be conveyed to Purchaser, free and clear of all liens and encumbrances of any kind or nature. The Parties hereby agree that the target close date for the transactions contemplated herein (the “Closing”) shall be on or after July 1, 2023. The Parties agree to memorialize all of their agreements related to the transactions contemplated herein through their mutual execution of a definitive asset purchase agreement (the “Definitive Agreement”), which agreement will be mutually drafted by the Parties, with the initial draft documents being provided by Purchaser and its counsel. The Definitive Agreement shall contain customary covenants, representations, warranties, indemnities and set offs. The Parties acknowledge and agree that the Definitive Agreement may contain such provisions, terms, and conditions as required to ensure Purchaser’s compliance with applicable law and exchange requirements. The initial Definitive Agreement shall be delivered by Purchaser to Innovation within 15 days of the Parties mutual execution of this LOI. The Parties mutually agree to execute the Definitive Agreement on or before July 23, 2023.

3.	Assumed Liabilities: In connection with Purchaser’s purchase of the Purchased Assets, Purchaser shall assume no liabilities.

4.	Purchase Price: The total purchase price is $1,200,000 (the “Purchase Price”) as further outlined herein. The Purchase Price shall be paid as follows based upon the operations of the acquired business performing a minimum of 3,000 surgeries for the 12 months following the closing date of this transaction with a commercial payor mix of at least 45%. If the operations perform more than 3,000 procedures with a commercial payor mix of at least 45%, Assure will compensate former shareholders of Innovation $400 per procedure. Further, if the acquired assets perform fewer than 3,000 procedures during the 12 months following the closing date of this transaction, the Purchase Price – Cash Over Time shall be reduced by $400 per procedure. For illustrative purposes, if the operations of the acquired assets perform 3,100 procedures during the twelve months following the closing date of this transaction, with a commercial payor mix of at least 45%, Assure shall pay an additional $40,000. If the operations of the acquired assets perform 2,900 procedures during the twelve months following the closing date of this transaction, Assure shall withhold $40,000 from the remaining term of Purchase Price – Cash Over Time.

$400,000 of the Purchase Price shall be paid in common stock of AHC, issued at Closing to Innovation. The common stock received by Innovation shall be subject to a 6 month lock up and shall otherwise be governed by and restricted in accordance with the governing documents of AHC and all applicable laws and regulations (“Purchase Price – Stock”).

$300,000 of the Purchase Price shall be paid in cash, $100,000 issued on June 23, 2023, $200,000 issued at the Closing to Innovation (“Purchase Price – Cash”).

$500,000 of the Purchase Price shall be paid in cash, issued over 24 monthly equal installments to Innovation, on the first day of each month, beginning on August 1, 2023 (“Purchase Price – Cash Over Time”). The Purchase Price – Cash Over Time, shall be subject to set off pursuant to the terms and conditions set forth in the Definitive Agreement for breaches by Innovation of its obligations under the Definitive Agreement, including, without limitation, breaches of representations and warranties and claims in indemnity. The initial $100,000 shall be secured by all the assets of Innovation and related companies and shall accrue interest at an annualize rate of 15%.

5.	Conditions: The consummation of the transactions contemplated by the LOI will be subject to the satisfaction of the following conditions:

•	Purchaser's satisfactory completion of a due diligence review of Innovation, its business operations and the Purchased Assets;

•	Collaboration between the Innovation and Purchaser to establish a business plan and business model for the balance of 2023;

•	Innovation making available to Purchaser all information necessary for Purchaser to conduct its due diligence review, including, without limitation, financial information, on or before July 1, 2023;

•	Innovation obtaining all required corporate approvals, including, without limitation, approval of Innovation, its members/shareholders and any other party required to approve under the pertinent governing documents;

•	The negotiation, execution and delivery of the Definitive Agreement and any related agreements;

•	Satisfactory Non-Compete Agreement for Innovation (and any other principals or owners of Innovation, including, without limitation Anthony Casarez and Jason Ehrhardt (3 years and in the states of Texas, South Carolina, and Arizona). With the exception, the principals are permitted to personally operate as CNIM providing services to surgeons or hospital facilities not working with Assure, with the intention of maintaining license requirement;

•	Innovation having conducted its operations only in the ordinary course of business and in compliance with applicable law;

•	The absence of any event that would reasonably be expected to have a material adverse effect on Innovation;

•	The receipt of required consents from third parties and governmental authorities, including, without limitation, all third-party consents required for contract assignments, vendor accounts and other similar business relationships Innovation relies on to conduct its business in the ordinary course;

•	Reasonable cooperation between Purchaser and Innovation regarding the allocation of the Purchase Price;

•	Approval of any US regulatory bodies/agencies having authority over the Transaction;

•	Approval of the board of directors of AHC;

•	Approval by Purchaser and Purchaser, including, without limitation, all approvals required under the governing documents of Purchaser and Purchaser;

•	Purchaser’s satisfactory review of Blue Cross Blue Shield, Cigna and United Health Care processes and procedures regarding claims, including, without limitation, payments and fulfilment; and

•	Purchaser’s negotiation of terms of employment with Key Personnel, and negotiation of service agreements with key service providers and facility providers for post transaction services.

6.	Costs: Each Party will bear its own costs and expenses in connection with this transaction. Notwithstanding the forgoing, in the event Innovation elects not to proceed with the Transaction, Innovation shall be obligated to pay Purchaser $500,000 as reimbursement for the costs and expenses incurred by Purchaser in connection with the Transaction. Purchaser and Innovation acknowledge and agree that the payment contemplated under this Section 5 is the mutually agreeable amount determined by the Parties to be the fair and equitable payment to compensation Purchaser for the resources invested by Purchaser toward the Transaction. This Section 5 shall be binding and shall survive the termination of this LOI.

7.	Familiarization: Anthony Casarez and Jason Ehrhardt (the “Key Personnel”) shall, without additional cost to Purchaser, familiarize and acquaint Purchaser with all material aspects of the business of Innovation (the “Transition Services”) for 30 calendar days from the day of Closing during normal business hours. For the avoidance of doubt, the Transition Services shall include familiarization with operations, sales, marketing, administration, insurance, customer service, pricing, strategy, and all other transition training reasonably requested by Purchaser. Following 30 calendar days, the Key Personnel and Purchaser shall mutually agree upon the terms and conditions of the Key Personnel’s continued performance of services on behalf of Purchaser, to be memorialized in a mutually agreeable form of agreement that details the scope of services and compensation. Innovation acknowledges and agrees that it is the expectation of Purchaser that the Key Personnel continue to be involved and participate in the going concern business post-closing. Purchaser and the Key Individuals shall, in good faith and in advance of Closing, agree upon terms of post-transaction employment, including mutually agreeable offer letters, that include and reflect terms of employment consistent with Purchaser’s or AHC’s existing employment structure.

8.	Intent of the Parties: It is understood and agreed that this LOI, when executed by all of the Parties hereto, constitutes a statement of mutual intentions with respect to the proposed Transaction, does not contain all matters upon which agreement must be reached in order for the proposed transaction to be consummated but certain terms are considered a binding agreement with respect to the proposed transaction itself. The Definitive Agreement is subject to the terms and conditions to be expressed therein. This LOI may be terminated (i) at any time upon the mutual written consent of the Parties; (ii) by Purchaser at any time in the event (a) it is not able to obtain the requisite approvals, or (b) any of the conditions set forth in paragraph 5 are not met or waived; or (iii) on July 31, 2023. In the event of a termination of this LOI, the Parties shall have no continuing obligations to each other, provided however that each Party will continue to be bound by its obligations of confidentiality set forth in the Non-Disclosure Agreement, a copy of which is attached hereto as Exhibit A, and Innovation will continue to be bound by its obligations under Section 6 and repayment of the $100,00 advance and related interest, due within 30 days of termination. This LOI and the Non-Disclosure Agreement may be executed in one or more counterparts. This LOI, the Non-Disclosure Agreement and the Definitive Agreement shall be governed by Colorado law and each Party hereto hereby submits to the jurisdiction of the Federal and State Courts sitting in Denver, Colorado.

9.	Innovation agrees that it will not directly or indirectly, through any officer, director, equity holder, partner, member, employee, representative, advisor, or agent of Innovation (each a “Target Representative”), negotiate with or solicit offers from any potential purchaser of Innovation (or its assets) after the execution of this LOI until the termination of this LOI (“Exclusivity Period”). In the event Innovation receives any inquiry from a party other than Purchaser regarding an acquisition of the equity or assets of Innovation, or otherwise related to a transaction that would result in a merger of, partnership or joint venture with, or acquisition of Innovation, Innovation shall notify Purchaser in writing of the details of such inquiry within 48 hours.

10.	No Party shall issue any press release or make any public announcement relating to the subject matter of this LOI prior to Closing without the prior written approval of the other Party, except as necessary to comply with applicable law, comply with regulatory or exchange requirements or to enforce a Party's rights hereunder.

11.	In the event that a formal Definitive Agreement is not executed, each Party agrees to return or destroy any materials delivered to it under this LOI.

[Signature page follows]

In Witness Whereof, the undersigned have executed this LOI as of the date first set forth above, notwithstanding the actual date of execution. Each of the undersigned represents to the other Parties hereto that such Party has the authority to enter into this LOI.

Purchaser:

Assure Holdings Corp.

By:	/s/ John Farlinger
Name: John Farlinger
Title: Chairman and CEO

This LOI shall remain open for acceptance by Innovation Neuromonitoring LLC until 5:00pm Mountain Time on June 23, 2023. If not accepted by such time, this LOI shall be void, terminated and no longer open for acceptance.

Accepted:

Innovation Neuromonitoring LLC

By:	/s/ Anthony Casarez
Name:	Anthony Casarez
Title:	President

By:	/s/ Jason Ehrhardt
Name:	Jason Ehrhardt
Title:	Executive Director